EXHIBIT 20
                      INGERSOLL-RAND EXTENDS TENDER OFFER
                              THROUGH MAY 12, 1995


     Woodcliff Lake, New Jersey (MAY 4, 1995) -- Ingersoll-Rand Company today announced that it has extended the period during which its tender offer for shares of Clark Equipment Company common stock will remain open to 5:00 P.M.,

New York City time, on Friday, May 12, 1995

     The extension has been made in order to allow additional time for the completion of the review of the transaction by the Antitrust Division of the

Justice Department.  As previously announced, the Justice Department has requested additional information in connection with the Ingersoll-Rand's Hart-

Scott-Rodino filing.  Ingersoll-Rand has been engaging in discussion with the

Justice Department and expects to satisfactorily resolve any anti-trust concerns.

     As of the close of business on May 3, 1995, approximately 3,310,000 million shares of Clark common stock had been validly tendered in connection with the offer.